UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 15/A
(Amendment No.1)
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission File Number: 001-38606
BERRY CORPORATION (BRY)
(Exact name of registrant as specified in its charter)
16000 N. Dallas Parkway, Suite 500
Dallas, Texas 75248
(661) 616-3900
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common Stock, par value $0.001 per share
(Title of each class of securities covered by this Form)
None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐
Approximate number of holders of record as of the certification or notice date: One*
* Explanatory Note:
The purpose of this Amendment No. 1 to Form 15/A is solely to add check boxes on page 1 of this Form 15 that were inadvertently omitted in the initial Form 15 filed by the registrant on January 6, 2026.
Effective as of December 18, 2025, pursuant to that certain Agreement and Plan of Merger, dated as of September 14, 2025, by and among Berry Corporation (bry), a Delaware corporation (“Berry”), California Resources Corporation, a Delaware corporation (“Parent”), and Dornoch Merger Sub, LLC, a Delaware limited liability company and a direct, wholly-owned subsidiary of Parent (“Merger Sub”), Merger Sub merged with and into Berry, with Berry surviving as a direct, wholly-owned subsidiary of Parent.

Pursuant to the requirements of the Securities Exchange Act of 1934, Berry Corporation (bry), has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 9, 2026	BERRY CORPORATION (BRY)

	By:	/s/ Michael L. Preston
		Name:	Michael L. Preston
		Title:	Executive Vice President, Chief Strategy Officer and General Counsel